John C. Ethridge, Jr.

Direct Tel: (404) 815-3634

Direct Fax: (404) 685-6934

Email: jethridge@sgrlaw.com

December 5, 2016

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attention:	Russell Mancuso
Branch Chief

Re:	SANUWAVE Health, Inc.
Form S-1, filed September 23, 2016
File No. 333-213774

Dear Mr. Mancuso:

On behalf of SANUWAVE Health, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 18, 2016, with respect to the Company’s registration statement on Form S-1 (the “Registration Statement”), filed with the Commission on the date referenced above. For those comments which the Staff has specifically informed us require amendments to documents previously filed with the Commission, we have filed such amended documents and note the same in our responses below. The Company’s responses below are numbered to correspond to the numbered paragraph in the Staff’s comment letter. For your convenience, we repeat in bold each of the Staff’s comments prior to each response.

1.

We note that the number of shares being registered for resale exceeds the number of shares that were issued or that are issuable upon exercise the warrants sold in your August 2016 private placement as that offering is described in this section. Please revise your disclosure to include a description of the transactions through which all of the selling stockholders acquired their shares of common stock being offered for resale. Refer to Regulation S-K Item 507. Include the date of the transaction and the consideration paid.

December 5, 2016

In response to this comment by the Staff, the Company has provided a description of each transaction through which all of the selling stockholders acquired their shares of common stock being offered for resale in the section entitled “Selling Stockholders” contained in the amended S-1/A being filed with the Commission contemporaneously with this response letter. The footnote to each line item of the Selling Stockholder table contained in such “Selling Stockholders” section tie each registered share to the particular transactions described in such section.

2.	Please file an opinion of counsel as to the legality of all shares being registered for sale identified in the fee table of your registration statement.

In response to this comment by the Staff, the Company has filed an updated opinion of counsel with the amended S-1/A being filed with the Commission contemporaneously with this response letter.

* * *

The Company would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters discussed in this letter, please contact the undersigned at (404) 815.3634 (telephone) or (404) 685.6934 (facsimile). Thank you for your consideration regarding this matter.

Very truly yours,

/s/ John C. Ethridge, Jr. John C. Ethridge, Jr.

cc:           Timothy Buchmiller

Securities and Exchange Commission

Kevin A. Richardson, II

SANUWAVE Health, Inc.

Acting Chief Executive Officer